Richardson Electronics, Ltd. - 10-Q

Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER FISCAL 2017 RESULTS AND
DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, October 5, 2016: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its first quarter ended August 27, 2016. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

First Quarter Results

Net sales for the first quarter of fiscal 2017 were $33.4 million, a 10.0% decrease, compared to net sales of $37.1 million in the prior year’s first quarter. Sales decreases of $1.8 million for PMT and $2.1 million for Canvys, primarily due to declines in demand from key OEMs relating to market conditions, were partially offset by an increase of $0.2 million in Richardson Healthcare.

Gross margin decreased to $10.2 million, or 30.7% of net sales during the first quarter of fiscal 2017, compared to $11.3 million, or 30.4% of net sales during the first quarter of fiscal 2016. Margin improved as a percent of net sales primarily due to a higher Canvys margin as a result of an improved mix and the higher percentage of sales of diagnostic imaging replacement parts in the Healthcare business.

Operating expenses of $12.3 million for first quarter of fiscal 2017 were flat compared to the first quarter of fiscal 2016. Decreases in SG&A of $0.4 million in corporate support functions and $0.1 million in Canvys were offset by an increase of $0.5 million in Richardson Healthcare to support its expected growth.

As a result, operating loss for the first quarter of fiscal 2017 was $2.1 million, compared to an operating loss of $1.0 million in the prior year’s first quarter.

Other expense for the first quarter of fiscal 2017, including foreign exchange, was $0.3 million, compared to less than $0.1 million in other expense in the first quarter of fiscal 2016.

The income tax provision of $0.5 million during the first quarter of fiscal 2017 reflects a provision for foreign income taxes, an estimate for additional tax due from an audit in France and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Net loss for the first quarter of fiscal 2017 was $2.9 million, compared to a net loss of $1.4 million in the first quarter of last year.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on November 22, 2016, to common stockholders of record on November 7, 2016.

Cash and investments at the end of the first quarter of fiscal 2017 were $66.3 million compared to $70.5 million at the end of the fourth quarter of fiscal 2016. During the first quarter of fiscal 2017, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases and currently has 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“We are disappointed with the decrease in net sales in the first quarter of fiscal 2017 as compared to the first quarter of fiscal 2016, although we did see growth in both Richardson Healthcare and in our Power Management Group. Due to our overall financial performance and a longer than anticipated time horizon for our key initiatives to provide significant revenue growth, we have implemented a reduction in workforce in September 2016. We expect that we will achieve annualized savings of $3.0 million from this workforce reduction along with additional voluntary executive management team compensation related savings of $0.8 million. This will allow us to continue to invest in our growth strategy. As part of the reduction in workforce, we plan to record $1.3 million in severance expense in the second quarter of fiscal year 2017,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “We continue to work on additional initiatives to permanently take cost out of the organization and to improve cash flow,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, October 6, 2016, at 9:00 a.m. CST, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company's first quarter results for fiscal 2017. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 40855903 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CST on October 7, 2016, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 47629279.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 29, 2016. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value displays, flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	August 27, 2016	May 28, 2016
Assets
Current assets:
Cash and cash equivalents	$57,488	$60,454
Accounts receivable, less allowance of $380 and $364	21,545	24,928
Inventories, net	45,187	45,422
Prepaid expenses and other assets	1,744	1,758
Deferred income taxes	—	1,078
Income tax receivable	30	17
Investments - current	6,392	2,268
Total current assets	132,386	135,925
Non-current assets:
Property, plant and equipment, net	14,425	12,986
Goodwill	6,332	6,332
Intangible assets, net	3,714	3,818
Non-current deferred income taxes	1,304	1,270
Investments - non-current	2,410	7,799
Total non-current assets	28,185	32,205
Total assets	$160,571	$168,130
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	12,581	14,896
Accrued liabilities	8,000	9,135
Total current liabilities	20,581	24,031
Non-current liabilities:
Non-current deferred income tax liabilities	237	1,457
Other non-current liabilities	1,196	967
Total non-current liabilities	1,433	2,424
Total liabilities	22,014	26,455
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,703 shares at August 27, 2016, and at May 28, 2016	535	535
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,141 shares at August 27, 2016, and at May 28, 2016	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	59,072	58,969
Common stock in treasury, at cost, no shares at August 27, 2016, and at May 28, 2016	—	—
Retained earnings	75,685	79,292
Accumulated other comprehensive income	3,158	2,772
Total stockholders’ equity	138,557	141,675
Total liabilities and stockholders’ equity	$160,571	$168,130

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Loss

(in thousands, except per share amounts)

	Three Months Ended
	August 27, 2016	August 29, 2015
Statements of Comprehensive Loss
Net sales	$33,373	$37,071
Cost of sales	23,133	25,809
Gross profit	10,240	11,262
Selling, general, and administrative expenses	12,327	12,267
Gain on disposal of assets	—	(1)
Operating loss	(2,087)	(1,004)
Other (income) expense:
Investment/interest income	(11)	(191)
Foreign exchange loss	278	182
Other, net	(1)	36
Total other expense	266	27
Loss before income taxes	(2,353)	(1,031)
Income tax provision	497	368
Net loss	(2,850)	(1,399)
Foreign currency translation gain (loss), net of tax	379	(503)
Fair value adjustments on investments gain (loss)	7	(60)
Comprehensive loss	$(2,464)	$(1,962)
Loss per share:
Common shares - Basic	$(0.23)	$(0.10)
Class B common shares - Basic	$(0.20)	$(0.10)
Common shares - Diluted	$(0.23)	$(0.10)
Class B common shares - Diluted	$(0.20)	$(0.10)
Weighted average number of shares:
Common shares - Basic	10,703	11,486
Class B common shares - Basic	2,141	2,141
Common shares - Diluted	10,703	11,486
Class B common shares - Diluted	2,141	2,141
Dividends per common share	$0.060	$0.060
Dividends per Class B common share	$0.054	$0.054

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	August 27, 2016	August 29, 2015
Operating activities:
Net loss	$(2,850)	$(1,399)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	715	485
Gain on sale of investments	(2)	(11)
Gain on disposal of assets	—	(1)
Share-based compensation expense	103	90
Deferred income taxes	(158)	1
Change in assets and liabilities, net of effect of acquired business:
Accounts receivable	3,555	(2,525)
Income tax receivable	(13)	548
Inventories	411	(593)
Prepaid expenses and other assets	41	(581)
Accounts payable	(2,338)	(1,521)
Accrued liabilities	(1,144)	(804)
Non-current deferred income tax liabilities	—	228
Long-term liabilities-accrued pension	—	(465)
Other	5	35
Net cash used in operating activities	(1,675)	(6,513)
Investing activities:
Cash consideration paid for acquired business	—	(12,209)
Capital expenditures	(2,064)	(984)
Proceeds from maturity of investments	1,465	18,350
Proceeds from sales of available-for-sale securities	88	100
Purchases of available-for-sale securities	(88)	(100)
Other	(3)	60
Net cash (used in) provided by investing activities	(602)	5,217
Financing activities:
Repurchase of common stock	—	(3,308)
Cash dividends paid	(758)	(806)
Other	—	(4)
Net cash used in financing activities	(758)	(4,118)
Effect of exchange rate changes on cash and cash equivalents	69	(695)
Decrease in cash and cash equivalents	(2,966)	(6,109)
Cash and cash equivalents at beginning of period	60,454	74,535
Cash and cash equivalents at end of period	$57,488	$68,426

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the First Quarter of Fiscal 2017 and Fiscal 2016
(in thousands)

Net Sales	Q1 FY2017	Q1 FY2016	% Change
PMT	$25,381	$27,195	-6.7%
Canvys	4,620	6,681	-30.8%
Healthcare	3,372	3,195	5.5%
Total	$33,373	$37,071	-10.0%

Gross Profit	Q1 FY2017	% of Net Sales	Q1 FY2016	% of Net Sales
PMT	$7,455	29.4%	$8,138	29.9%
Canvys	1,348	29.2%	1,709	25.6%
Healthcare	1,437	42.6%	1,415	44.3%
Total	$10,240	30.7%	$11,262	30.4%